Exhibit 99.1

Press Release

Brussels – 1 August 2024 - 7:00am CET	Regulated information[1]

AB InBev Reports Second Quarter 2024

Results

Consistent execution of our strategy delivered double-digit EBITDA growth with margin expansion of 236bps and a 25% increase in Underlying EPS

“Our global momentum continued this quarter. The strength of our diversified footprint and consumer demand for our megabrands delivered another quarter of broad-based top- and bottom-line growth. EBITDA grew by double-digits and the continued optimization of our business drove a 25% increase in Underlying EPS. We are encouraged with our performance in the first half of the year and remain focused on consistent execution of our strategy.” – Michel Doukeris, CEO, AB InBev

Total Revenue

+ 2.7%

Revenue increased by 2.7% in 2Q24 with revenue per hl growth of 3.6% and by 2.7% in HY24 with revenue per hl growth of 3.5%.

3.3% increase in combined revenues of our megabrands, led by Corona, which grew by 5.6% outside of its home market in 2Q24.

Approximately 70% of our revenue is through B2B digital platforms with the monthly active user base of BEES reaching 3.8 million users in 2Q24.

Approximately 140 million USD of revenue generated by our digital direct-to-consumer ecosystem in 2Q24.

Total Volume

– 0.8%

In 2Q24, total volumes declined by 0.8%, with own beer volumes down by 1.3% and non-beer volumes up by 3.4%. In HY24, total volumes declined by 0.7% with own beer volumes down by 1.3% and non-beer volumes up by 3.5%.

Normalized EBITDA

+ 10.2%

In 2Q24, normalized EBITDA increased by 10.2% to 5 302 million USD with a normalized EBITDA margin expansion of 236bps to 34.6%. In HY24, normalized EBITDA increased by 7.8% to 10 288 million USD with a normalized EBITDA margin expansion of 165bps to 34.4%.

Underlying Profit

1 811 million USD

Underlying profit (profit attributable to equity holders of AB InBev excluding non-underlying items and the impact of hyperinflation) was 1 811 million USD in 2Q24 compared to 1 452 million USD in 2Q23 and was 3 320 million USD in HY24 compared to 2 762 million USD in HY23.

Underlying EPS

0.90 USD

Underlying EPS was 0.90 USD in 2Q24, an increase from 0.72 USD in 2Q23 and was 1.66 USD in HY24, an increase from 1.37 USD in HY23.

Net Debt to EBITDA

3.42x

Net debt to normalized EBITDA ratio was 3.42x at 30 June 2024 compared to 3.70x at 30 June 2023 and 3.38x at 31 December 2023.

The 2024 Half Year Financial Report is available on our website at www.ab-inbev.com

1The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market. For important disclaimers and notes on the basis of preparation, please refer to page 16.

ab-inbev.com	Press release – 1 August 2024 – 1

Management comments

Consistent execution of our strategy delivered double-digit EBITDA growth with margin expansion of 236bps and a 25% increase in Underlying EPS

Top-line increased by 2.7%, with revenue growth in approximately 65% of our markets, driven by a revenue per hl increase of 3.6% as a result of revenue management initiatives. Volume growth in our Middle Americas, South America, Europe and Africa regions was primarily offset by performance in China and Argentina, resulting in an overall volume decline of 0.8%. EBITDA increased by 10.2% with production cost efficiencies and disciplined overhead management driving EBITDA margin expansion of 236bps. Underlying EPS was 0.90 USD, a 25% increase versus 2Q23, driven primarily by nominal EBITDA growth.

Progressing our strategic priorities

We continue to execute on and invest in three key strategic pillars to deliver consistent growth and long-term value creation.

Lead and grow the category:

We delivered volume growth in 50% of our markets in 2Q24 and gained market share in the majority in HY24, according to our estimates.

Digitize and monetize our ecosystem:

BEES captured 11.7 billion USD of gross merchandise value (GMV), a 20% increase versus 2Q23 with approximately 70% of our revenue through B2B digital channels. BEES Marketplace captured 530 million USD in GMV from sales of third-party products, a 55% increase versus 2Q23.

Optimize our business:

We continue to make progress on deleveraging with net debt to EBITDA reaching 3.42x as of 30 June 2024 versus 3.70x as of 30 June 2023. In HY24, we invested 5.3 billion USD in capex and sales and marketing while delivering free cash flow of approximately 0.9 billion USD, a 1.4 billion USD improvement versus HY23.

Lead and grow the category

We continued to invest in our megabrands, mega platforms and brand building capabilities this quarter. According to the Kantar BrandZ 2024 report, our portfolio now holds 8 of the top 10 most valuable beer brands in the world, with Corona and Budweiser #1 and #2 respectively. Our marketing effectiveness and creativity were recognized by again being named the most effective marketer in the world by both Effies and the World Advertising Research Center and being the most awarded beverage company at the 2024 Cannes Lions International Festival of Creativity. Our performance across each of our 5 category expansion levers was led by our megabrands which delivered continued volume growth and a 3.3% revenue increase in 2Q24.

•

Category Participation: Through our focus on brand, pack and liquid innovations, the percentage of consumers purchasing our portfolio of brands increased in approximately 40% of our markets in 2Q24, according to our estimates. Participation increases were led by improvements with all consumer groups in the US.

•	Core Superiority: Our mainstream portfolio delivered a mid-single digit revenue increase in 2Q24, driven by double-digit growth in Colombia, South Korea and the Dominican Republic.

ab-inbev.com	Press release – 1 August 2024 – 2

•

Occasions Development: Our global no-alcohol beer portfolio delivered high-teens revenue growth this quarter. Corona Cero, the official partner of the Olympic Games, is now available in approximately 40 markets and delivered triple-digit volume growth in 2Q24. The combination of our digital direct-to-consumer (DTC) products and our megabrands is developing new consumption occasions. For example, across markets in Latin America, Zé Delivery and TaDa Delivery significantly increased soccer game-time beer orders versus 2Q23 by engaging consumers with Copa America and other key event related activations.

•

Premiumization: In 2Q24, the Corona brand grew revenue by mid-single digits globally, outside of Mexico. Our overall above core beer portfolio growth was constrained by a soft industry in China. The combined revenue of our global brands declined by 1.7% outside of their home markets, while our overall above core beer portfolio delivered slight revenue growth, driven by Corona, our global brands in South Africa, and the double-digit growth of Modelo in Mexico and Spaten in Brazil.

•

Beyond Beer: Our global Beyond Beer business contributed approximately 375 million USD of revenue in 2Q24, a low-single digit decrease versus 2Q23, as growth in key brands such as Brutal Fruit, Cutwater, Nutrl and Beats was primarily offset by a soft malt-based seltzer industry in North America.

Digitize and monetize our ecosystem

•

Digitizing our relationships with more than 6 million customers globally: As of 30 June 2024, BEES is live in 27 markets with approximately 70% of our 2Q24 revenues captured through B2B digital platforms. In 2Q24, BEES had 3.8 million monthly active users and captured 11.7 billion USD in gross merchandise value (GMV), growth of 18% and 20% versus 2Q23 respectively.

BEES Marketplace generated 8.3 million orders and captured 530 million USD in GMV from sales of third-party products in 2Q24, growth of 33% and 55% versus 2Q23 respectively.

•

Leading the way in DTC solutions: Our omnichannel DTC ecosystem of digital and physical products generated revenue of approximately 400 million USD in 2Q24. Our DTC megabrands, Zé Delivery, TaDa Delivery and PerfectDraft, are available in 21 markets, generated 18.6 million ecommerce orders and delivered 140 million USD in revenue, representing approximately 10% growth versus 2Q23.

Optimize our business

•

Maximizing value creation: Our Underlying EPS was 0.90 USD this quarter, a 25% increase versus 2Q23, driven primarily by nominal EBITDA growth. Our net debt to EBITDA ratio reached 3.42x versus 3.70x as of 30 June 2023, a slight increase versus 3.38x as of 31 December 2023 due to the seasonality of our cash flow generation. The combination of EBITDA growth, our relentless focus on optimization of our net finance costs and net working capital, and improved capex efficiency delivered free cash flow of approximately 0.9 billion USD in HY24, a 1.4 billion USD improvement versus HY23.

•

Advancing our sustainability priorities: In Climate Action, our Scopes 1 and 2 emissions per hectoliter of production was 4.32 kgCO2e/hl in HY24, a reduction of approximately 4% from HY23. In Water Stewardship, our water use efficiency ratio improved to 2.50 hl per hl in HY24 versus 2.54 hl per hl in HY23, progressing towards our ambition to reach 2.50 hl per hl on an annual basis by 2025.

Creating a future with more cheers

In the first half of this year, our business delivered EBITDA growth of 7.8% with margin expansion of 165bps, while we continued to invest for the long-term in our brands, facilities and digital initiatives. Our nominal EBITDA growth and the continued optimization of our business drove strong operating leverage, resulting in an Underlying EPS increase of 21% in HY24. Our performance is made possible by the dedication and hard work of our people and we take this opportunity to thank all our colleagues globally for their passion and commitment. The beer category is large and growing, and our unique global leadership advantages, replicable growth drivers and superior profitability position us well to deliver on our purpose to create a future with more cheers.

ab-inbev.com	Press release – 1 August 2024 – 3

2024 Outlook

(i)

Overall Performance: We expect our EBITDA to grow in line with our medium-term outlook of between 4-8%. The outlook for FY24 reflects our current assessment of inflation and other macroeconomic conditions.

(ii)

Net Finance Costs: Net pension interest expenses and accretion expenses are expected to be in the range of 220 to 250 million USD per quarter, depending on currency and interest rate fluctuations. We expect the average gross debt coupon in FY24 to be approximately 4%.

(iii)	Effective Tax Rates (ETR): We expect the normalized ETR in FY24 to be in the range of 27% to 29%. The ETR outlook does not consider the impact of potential future changes in legislation.

(iv)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY24.

ab-inbev.com	Press release – 1 August 2024 – 4

Figure 1. Consolidated performance (million USD)

	2Q23	2Q24	Organic growth
Total Volumes (thousand hls)	147 583	146 302	-0.8%
AB InBev own beer	128 750	126 926	-1.3%
Non-beer volumes	17 636	18 235	3.4%
Third party products	1 197	1 140	-4.7%
Revenue	15 120	15 333	2.7%
Gross profit	8 101	8 567	7.0%
Gross margin	53.6%	55.9%	224	bps
Normalized EBITDA	4 909	5 302	10.2%
Normalized EBITDA margin	32.5%	34.6%	236	bps
Normalized EBIT	3 569	3 905	11.9%
Normalized EBIT margin	23.6%	25.5%	209	bps
Profit attributable to equity holders of AB InBev	339	1 472
Underlying profit attributable to equity holders of AB InBev	1 452	1 811
Earnings per share (USD)	0.17	0.73
Underlying earnings per share (USD)	0.72	0.90

	HY23	HY24	Organic growth
Total Volumes (thousand hls)	288 131	285 837	-0.7%
AB InBev own beer	249 810	246 313	-1.3%
Non-beer volumes	36 223	37 465	3.5%
Third party products	2 098	2 059	-1.8%
Revenue	29 333	29 880	2.7%
Gross profit	15 796	16 461	4.9%
Gross margin	53.9%	55.1%	117	bps
Normalized EBITDA	9 668	10 288	7.8%
Normalized EBITDA margin	33.0%	34.4%	165	bps
Normalized EBIT	7 072	7 547	8.5%
Normalized EBIT margin	24.1%	25.3%	135	bps
Profit attributable to equity holders of AB InBev	1 977	2 564
Underlying profit attributable to equity holders of AB InBev	2 762	3 320
Earnings per share (USD)	0.98	1.28
Underlying earnings per share (USD)	1.37	1.66

Figure 2. Volumes (thousand hls)

	2Q23	Scope	Organic	2Q24	Organic growth
			growth		Total	Own beer
North America	23 542	-156	-747	22 639	-3.2%	-3.9%
Middle Americas	37 893	-4	493	38 381	1.3%	1.8%
South America	35 737	—	232	35 969	0.6%	-0.9%
EMEA	22 884	—	968	23 852	4.2%	3.8%
Asia Pacific	27 475	—	-2 076	25 399	-7.6%	-7.6%
Global Export and Holding Companies	51	—	11	62	21.2%	—
AB InBev Worldwide	147 583	-161	-1 121	146 302	-0.8%	-1.3%

	HY23	Scope	Organic	HY24	Organic growth
			growth		Total	Own beer
North America	47 395	-311	-3 092	43 992	-6.6%	-7.5%
Middle Americas	72 164	-9	1 916	74 072	2.7%	3.0%
South America	76 023	—	292	76 315	0.4%	-0.8%
EMEA	42 842	—	2 040	44 882	4.8%	4.3%
Asia Pacific	49 589	—	-3 145	46 444	-6.3%	-6.3%
Global Export and Holding Companies	117	—	15	132	12.5%	—
AB InBev Worldwide	288 131	-320	-1 973	285 837	-0.7%	-1.3%

ab-inbev.com	Press release – 1 August 2024 – 5

Key Market Performances

United States: Improved market share trend, ongoing premiumization and productivity initiatives deliver double-digit bottom-line growth

•	Operating performance:

•

2Q24: Revenue declined by 0.6% with revenue per hl increasing by 2.2% driven by revenue management initiatives and premiumization. Sales-to-wholesalers (STWs) declined by 2.7% and sales-to-retailers (STRs) were down by 4.1%, estimated to be in-line with the industry as we cycled a challenging comparable in April but gained volume share of the industry in May and June. EBITDA grew by 17.5% with a margin improvement of approximately 500bps, driven by productivity initiatives and SG&A efficiencies.

•	HY24: Revenue declined by 5.0%, with revenue per hl increasing by 1.6%. Our STWs declined by 6.5% and STRs were down by 8.6%. EBITDA declined by 2.3%.

•

Commercial highlights: The beer industry remained resilient this quarter, gaining share of total alcohol by value in the off-premise, according to Circana, although the alcohol category was negatively impacted by the phasing of key holidays and adverse weather. Our beer market share was estimated to be flattish in 2Q24, with our improved trend driven by Michelob Ultra and Busch Light, which were two of the top three volume share gainers in the industry. In Beyond Beer, our spirits-based ready-to-drink portfolio delivered volume growth in the high-teens, outperforming the industry. We continue to invest in and make progress on our commercial strategy to rebalance our portfolio with our above core beer and Beyond Beer brands generating approximately 45% of our revenue in 2Q24.

Mexico: Mid-single digit top-line and double-digit bottom-line growth with margin expansion

•	Operating performance:

•

2Q24: Revenue increased by mid-single digits, with low-single digit revenue per hl growth driven by revenue management initiatives. Volumes grew by mid-single digits, outperforming the industry. EBITDA grew by low-teens with continued margin expansion.

•

HY24: Revenue grew by mid-single digits with revenue per hl growth of low-single digits. Volumes increased by mid-single digits, outperforming the industry. EBITDA grew by high-single digits with margin expansion.

•

Commercial highlights: Our core portfolio continued to outperform this quarter, delivering mid-single digit volume growth. Our above core portfolio delivered mid-single digit revenue growth, led by the strong performance of Modelo and Pacifico. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 15% versus 2Q23, and our digital DTC platform, TaDa Delivery, generating over 1.1 million orders, a 20% increase versus 2Q23.

ab-inbev.com	Press release – 1 August 2024 – 6

Colombia: Record high volumes delivered double-digit top- and bottom-line growth with margin expansion

•	Operating performance:

•

2Q24: Revenue grew by mid-teens, with low-teens revenue per hl growth, driven by pricing actions and revenue management initiatives. Volumes grew by low-single digits, with our portfolio continuing to gain share of total alcohol. EBITDA grew by low-twenties with margin expansion.

•	HY24: Revenue grew by mid-teens with revenue per hl growth of low-teens. Volumes increased by mid-single digits. EBITDA grew by high-teens with margin expansion.

•

Commercial highlights: Our premium and super premium brands led our performance in 2Q24, delivering high-twenties volume growth and driving record high second quarter volumes. Our mainstream beer portfolio delivered low-single digit volume growth with a strong performance from Aguila.

Brazil: Record high volumes delivered high-single digit top-line and double-digit bottom-line growth with margin expansion

•	Operating performance:

•

2Q24: Revenue grew by 8.0% with revenue per hl growth of 3.7% driven by revenue management initiatives. Total volumes grew by 4.1%, with beer volumes increasing by 2.9%. Non-beer volumes increased by 7.7%. EBITDA increased by 28.0% with margin expansion of 469bps.

•

HY24: Total volumes grew by 4.2% with beer volumes up by 3.2% and non-beer volumes up by 7.1%. Revenue grew by 6.9% with a revenue per hl increase of 2.5%. EBITDA grew by 21.9% with 387bps of margin expansion.

•

Commercial highlights: Our premium and super premium brands continued to outperform the industry, delivering low-teens volume growth led by Corona and Spaten, and driving record high second quarter total volumes. Our core beer portfolio continued to grow, delivering a low-single digit volume increase. Non-beer performance was led by our low- and no-sugar portfolio, which grew volumes in the mid-teens. We continued to progress our digital initiatives, with BEES Marketplace growing GMV by 32% versus 2Q23, and our digital DTC platform, Zé Delivery, generating over 16 million orders in 2Q24, a 13% increase versus 2Q23.

Europe: High-single digit bottom-line growth with margin recovery

•	Operating performance:

•

2Q24: Revenue increased by low-single digits driven by volume growth of low-single digits, outperforming a soft industry according to our estimates. Revenue per hl declined by low-single digits, impacted by negative geographic mix and phasing of promotional activities. EBITDA grew by high-single digits with margin recovery.

•

HY24: Revenue increased by mid-single digits with revenue per hl growth of low-single digits. Volume grew by low-single digits, outperforming the industry according to our estimates. EBITDA grew by low-twenties with margin recovery driven by top-line growth and cost efficiencies.

•

Commercial highlights: We continued to premiumize our portfolio in Europe, with our premium and super premium portfolio making up approximately 57% of our revenue in 2Q24. Our megabrands continued to drive our growth this quarter, led by Corona, which grew volume by double-digits, and Stella Artois, which successfully activated the Perfect Serve campaign at the Roland Garros and Wimbledon tennis tournaments.

ab-inbev.com	Press release – 1 August 2024 – 7

South Africa: Record high volumes delivered double digit top- and bottom-line growth with margin expansion

•	Operating performance:

•

2Q24: Revenue increased by low-teens, with revenue per hl growth of high-single digits, driven by pricing actions and continued premiumization. Volumes grew by mid-single digits, continuing to outperform the industry in both beer and Beyond Beer according to our estimates. EBITDA grew by low-thirties with margin expansion.

•

HY24: Revenue grew by mid-teens with high-single digit revenue per hl growth and a mid-single digit increase in volume, outperforming the industry in both beer and Beyond Beer according to our estimates. EBITDA increased by high-twenties with margin expansion.

•

Commercial highlights: The momentum of our business continued, with our portfolio delivering another quarter of record high volumes and gaining share of both beer and total alcohol, according to our estimates. Our performance this quarter was led by our above core beer brands, which grew volumes by mid-teens driven by Corona and Stella Artois, and the continued volume growth of our core portfolio.

China: Revenue declined by double-digits, impacted by soft industry

•	Operating performance:

•

2Q24: Top-line performance was impacted by a combination of a soft industry, which cycled channel reopening in 2Q23, and adverse weather in key regions of our footprint. Revenue declined by 15.2% with volumes declining by 10.4% and revenue per hl decreasing by 5.4%. EBITDA declined by 17.1% with margin contraction of approximately 80bps.

•	HY24: Revenue declined by 9.4% with revenue per hl declining by 1.0% and volumes decreasing by 8.5%. EBITDA declined by 8.5% with margin expansion of 40bps.

•

Commercial highlights: We continued to invest behind our commercial strategy, focused on premiumization, channel and geographic expansion, and digital transformation, even in the context of a soft start to the year for the industry. Our premium and super premium portfolio contributed approximately two-thirds of our revenue in HY24. The brand power of our portfolio combined with the long-term growth potential from further industry premiumization remains a compelling value creation opportunity. The roll out and adoption of the BEES platform continued, with BEES now present in 300 cities, enabling us to optimize our route to consumer and strengthen our customer relationships.

ab-inbev.com	Press release – 1 August 2024 – 8

Highlights from our other markets

•

Canada: Revenue declined by mid-single digits this quarter with revenue per hl growth of low-single digits, driven by revenue management initiatives and continued premiumization. Volumes declined by high-single digits, impacted by a soft industry.

•

Peru: Revenue declined by low-single digits this quarter with revenue per hl growth of mid-single digits, driven by revenue management initiatives. Volumes declined by high-single digits, outperforming a soft industry according to our estimates, which was negatively impacted by adverse weather and Easter shipment phasing.

•

Ecuador: Revenue increased slightly in 2Q24 with volumes declining by low-single digits as the industry was negatively impacted by shipment phasing ahead of Easter and an April sales tax increase. Our core beer brands outperformed, growing revenue by mid-single digits.

•

Argentina: Volumes declined by low-twenties in 2Q24 as overall consumer demand was impacted by inflationary pressures. For FY24, the definition of organic revenue growth in Argentina has been amended to cap the price growth to a maximum of 2% per month. Revenue was flattish on this basis.

•

Africa excluding South Africa: In Nigeria, our total volumes grew by mid-teens this quarter, cycling a soft industry in 2Q23. Revenue grew by strong double-digits, ahead of the industry according to our estimates, driven by revenue management initiatives in a highly inflationary environment. In our other markets in Africa, we grew revenue in aggregate by high-single digits in 2Q24, driven by Zambia, Uganda and Tanzania.

•

South Korea: Revenue increased by high-teens in 2Q24 with revenue per hl growth of mid-teens, driven by revenue management initiatives and positive mix. Volumes grew by mid-single digits, outperforming the industry in both the on-premise and in-home channels, with performance led by our megabrands Cass, HANMAC and Stella Artois.

ab-inbev.com	Press release – 1 August 2024 – 9

Consolidated Income Statement

Figure 3. Consolidated income statement (million USD)

	2Q23	2Q24	Organic growth
Revenue	15 120	15 333	2.7%
Cost of sales	-7 019	-6 766	2.2%
Gross profit	8 101	8 567	7.0%
SG&A	-4 707	-4 813	-2.3%
Other operating income/(expenses)	175	151	-20.8%
Normalized profit from operations (normalized EBIT)	3 569	3 905	11.9%
Non-underlying items above EBIT (incl. impairment losses)	-60	-90
Net finance income/(cost)	-1 283	-1 170
Non-underlying net finance income/(cost)	-1 078	-221
Share of results of associates	55	79
Income tax expense	-595	-752
Profit	607	1 751
Profit attributable to non-controlling interest	269	279
Profit attributable to equity holders of AB InBev	339	1 472
Normalized EBITDA	4 909	5 302	10.2%
Underlying profit attributable to equity holders of AB InBev	1 452	1 811

	HY23	HY24	Organic growth
Revenue	29 333	29 880	2.7%
Cost of sales	-13 536	-13 419	-0.1%
Gross profit	15 796	16 461	4.9%
SG&A	-9 051	-9 248	-1.9%
Other operating income/(expenses)	327	334	-2.7%
Normalized profit from operations (normalized EBIT)	7 072	7 547	8.5%
Non-underlying items above EBIT (incl. impairment losses)	-107	-119
Net finance income/(cost)	-2 520	-2 357
Non-underlying net finance income/(cost)	-703	-530
Share of results of associates	105	137
Non-underlying share of results of associates	—	104
Income tax expense	-1 192	-1 546
Profit	2 655	3 236
Profit attributable to non-controlling interest	678	672
Profit attributable to equity holders of AB InBev	1 977	2 564
Normalized EBITDA	9 668	10 288	7.8%
Underlying profit attributable to equity holders of AB InBev	2 762	3 320

ab-inbev.com	Press release – 1 August 2024 – 10

Non-underlying items above EBIT & Non-underlying share of results of associates

Figure 4. Non-underlying items above EBIT & Non-underlying share of results of associates (million USD)

	2Q23	2Q24	HY23	HY24
Restructuring	-22	-28	-50	-59
Business and asset disposal (incl. impairment losses)	-19	-62	-38	-60
Claims and legal costs	-19	—	-19	—
Non-underlying items in EBIT	-60	-90	-107	-119
Non-underlying share of results of associates	—	—	—	104

Non-underlying share of results from associates of HY24 includes the impact from our associate Anadolu Efes’ adoption of IAS 29 hyperinflation accounting on their 2023 results.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)

	2Q23	2Q24	HY23	HY24
Net interest expense	-824	-746	-1 630	-1 460
Net interest on net defined benefit liabilities	-21	-23	-42	-45
Accretion expense	-202	-191	-385	-382
Net interest income on Brazilian tax credits	47	25	78	61
Other financial results	-283	-235	-540	-530
Net finance income/(cost)	-1 283	-1 170	-2 520	-2 357

Non-underlying net finance income/(cost)

Figure 6. Non-underlying net finance income/(cost) (million USD)

	2Q23	2Q24	HY23	HY24
Mark-to-market	-1 078	-264	-703	-507
Gain/(loss) on bond redemption and other	—	43	—	-23
Non-underlying net finance income/(cost)	-1 078	-221	-703	-530

Non-underlying net finance cost in HY24 includes mark-to-market losses on derivative instruments entered into in order to hedge our share-based payment programs and shares issued in relation to the combination with Grupo Modelo and SAB, and a 43 million USD gain related to the completion of tender offers of notes issued by the company and certain of its subsidiaries.

The number of shares covered by the hedging of our share-based payment program, the deferred share instrument and the restricted shares are shown in figure 7, together with the opening and closing share prices.

Figure 7. Non-underlying equity derivative instruments

	2Q23	2Q24	HY23	HY24
Share price at the start of the period (Euro)	61.33	56.46	56.27	58.42
Share price at the end of the period (Euro)	51.83	54.12	51.83	54.12
Number of equity derivative instruments at the end of the period (millions)	100.5	100.5	100.5	100.5

Income tax expense

Figure 8. Income tax expense (million USD)

	2Q23	2Q24	HY23	HY24
Income tax expense	595	752	1 192	1 546
Effective tax rate	51.9%	31.0%	31.9%	34.1%
Normalized effective tax rate	27.8%	27.4%	27.3%	27.2%

ab-inbev.com	Press release – 1 August 2024 – 11

The 2Q23 and 2Q24 effective tax rates were negatively impacted by non-deductible losses from derivatives related to the hedging of share-based payment programs and of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.

Furthermore, the HY24 effective tax rate includes 133 million USD of non-underlying tax expenses, reflecting mainly the impact of a 240 million USD (4.5 billion ZAR) non-underlying tax cost following the resolution of the South African tax matters as described in note 21 Contingencies of the HY24 Unaudited Interim Report and the release of tax provisions.

Figure 9. Underlying Profit attributable to equity holders of AB InBev (million USD)

	2Q23	2Q24	HY23	HY24
Profit attributable to equity holders of AB InBev	339	1 472	1 977	2 564
Net impact of non-underlying items on profit	1 092	313	750	675
Hyperinflation impacts in underlying profit	22	26	35	81
Underlying profit attributable to equity holders of AB InBev	1 452	1 811	2 762	3 320

Basic and underlying EPS

Figure 10. Earnings per share (USD)

	2Q23	2Q24	HY23	HY24
Basic EPS	0.17	0.73	0.98	1.28
Net impact of non-underlying items on profit	0.53	0.16	0.36	0.34
Hyperinflation impacts in EPS	0.01	0.01	0.02	0.04
Underlying EPS	0.72	0.90	1.37	1.66
Weighted average number of ordinary and restricted shares (million)	2 016	2 005	2 016	2 005

Figure 11. Key components - Underlying EPS in USD

	2Q23	2Q24	HY23	HY24
Normalized EBIT before hyperinflation	1.78	1.96	3.54	3.78
Hyperinflation impacts in normalized EBIT	-0.01	-0.01	-0.03	-0.02
Normalized EBIT	1.77	1.95	3.51	3.76
Net finance cost	-0.64	-0.58	-1.25	-1.18
Income tax expense	-0.31	-0.37	-0.62	-0.70
Associates & non-controlling interest	-0.11	-0.10	-0.29	-0.27
Hyperinflation impacts in EPS	0.01	0.01	0.02	0.04
Underlying EPS	0.72	0.90	1.37	1.66
Weighted average number of ordinary and restricted shares (million)	2 016	2 005	2 016	2 005

ab-inbev.com	Press release – 1 August 2024 – 12

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 12. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	2Q23	2Q24	HY23	HY24
Profit attributable to equity holders of AB InBev	339	1 472	1 977	2 564
Non-controlling interests	269	279	678	672
Profit	607	1 751	2 655	3 236
Income tax expense	595	752	1 192	1 546
Share of result of associates	-55	-79	-105	-137
Non-underlying share of results of associates	—	—	—	—104
Net finance (income)/cost	1 283	1 170	2 520	2 357
Non-underlying net finance (income)/cost	1 078	221	703	530
Non-underlying items above EBIT (incl. impairment losses)	60	90	107	119
Normalized EBIT	3 569	3 905	7 072	7 547
Depreciation, amortization and impairment	1 340	1 397	2 596	2 741
Normalized EBITDA	4 909	5 302	9 668	10 288

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) non-underlying share of results of associates; (v) net finance income or cost; (vi) non-underlying net finance income or cost; (vii) non-underlying items above EBIT; and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

ab-inbev.com	Press release – 1 August 2024 – 13

Financial position

Figure 13. Cash Flow Statement (million USD)

	HY23	HY24
Operating activities
Profit of the period	2 655	3 236
Interest, taxes and non-cash items included in profit	7 512	7 588
Cash flow from operating activities before changes in working capital and use of provisions	10 167	10 824
Change in working capital	-4 615	-4 170
Pension contributions and use of provisions	-192	-251
Interest and taxes (paid)/received	-3 806	-3 958
Dividends received	43	123
Cash flow from/(used in) operating activities	1 597	2 568
Investing activities
Net capex	-2 063	-1 684
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	-8	-19
Net proceeds from sale/(acquisition) of other assets	-18	-29
Cash flow from/(used in) investing activities	-2 089	-1 732
Financing activities
Net (repayments of) / proceeds from borrowings	155	1 124
Dividends paid	-1 923	-2 142
Share buyback	—	-838
Payment of lease liabilities	-359	-406
Derivative financial instruments	-360	-172
Sale/(acquisition) of non-controlling interests	-3	-414
Other financing cash flows	-304	-465
Cash flow from/(used in) financing activities	-2 795	-3 313
Net increase/(decrease) in cash and cash equivalents	-3 287	-2 476

HY24 recorded a decrease in cash and cash equivalents of 2 476 million USD compared to a decrease of 3 287 million USD in HY23, with the following movements:

•

Our cash flow from operating activities reached 2 568 million USD in HY24 compared to 1 597 million USD in HY23. The increase was driven by increased profit for the period and changes in working capital for HY24 compared to HY23. Changes in working capital in the first half of 2024 and 2023 reflect higher working capital levels at the end of June than at year-end as a result of seasonality.

•

Our cash outflow from investing activities was 1 732 million USD in HY24 compared to a cash outflow of 2 089 million USD in HY23. The decrease in the cash outflow was mainly due to lower net capital expenditures in HY24 compared to HY23. Out of the total HY24 capital expenditures, approximately 42% was used to improve the company’s production facilities while 40% was used for logistics and commercial investments and 18% was used for the purchase of hardware and software and improving administrative capabilities.

•

Our cash outflow from financing activities amounted to 3 313 million USD in HY24, as compared to a cash outflow of 2 795 million USD in HY23. The increase in the cash outflow versus HY23 was primarily driven by the completion of our 1 billion USD share buyback program, a 0.2 billion USD direct share buyback from Altria, and the acquisition of additional non-controlling interests in Cervecería Nacional Dominicana S.A. for a net consideration of 0.3 billion US dollar.

ab-inbev.com	Press release – 1 August 2024 – 14

Our net debt increased to 70.4 billion USD as of 30 June 2024 from 67.6 billion USD as of 31 December 2023.

Our net debt to normalized EBITDA ratio was 3.42x as of 30 June 2024. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x.

We continue to proactively manage our debt portfolio. 99% of our bond portfolio holds a fixed-interest rate, 43% is denominated in currencies other than USD and maturities are well-distributed across the next several years.

As of 30 June 2024, we had total liquidity of 17.7 billion USD, which consisted of 10.1 billion USD available under committed long-term credit facilities and 7.6 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts.

Figure 14. Terms and debt repayment schedule as of 30 June 2024 (billion USD)

ab-inbev.com	Press release – 1 August 2024 – 15

Notes

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. For FY24, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments are made to all income statement related items in the organic growth calculations through scope changes. Scope changes also represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The organic growth of our global brands, Budweiser, Stella Artois, Corona and Michelob Ultra, excludes exports to Australia for which a perpetual license was granted to a third party upon disposal of the Australia operations in 2020. All references per hectoliter (per hl) exclude US non-beer activities. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-underlying items. Non-underlying items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. We are reporting the results from Argentina applying hyperinflation accounting since 3Q18. The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In HY24, we reported a negative impact from hyperinflation accounting on the profit attributable to equity holders of AB InBev of 81 million USD. The impact in HY24 Basic EPS was -0.04 USD. Values in the figures and annexes may not add up, due to rounding. 2Q24 and HY24 EPS is based upon a weighted average of 2 005 million shares compared to a weighted average of 2 016 million shares for 2Q23 and HY23.

Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to the risks and uncertainties relating to AB InBev that are described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 11 March 2024. Many of these risks and uncertainties are, and will be, exacerbated by any further worsening of the global business and economic environment, including as a result of the ongoing conflict in Russia and Ukraine and in the Middle East, including the conflict in the Red Sea. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The second quarter 2024 (2Q24) and half year 2024 (HY24) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 6, 8, 9, 12 and 13 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2024, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 7, 10, 11 and 14 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2024 (except for the volume information). References in this document to materials on our websites, such as www.ab-inbev.com, are included as an aid to their location and are not incorporated by reference into this document.

ab-inbev.com	Press release – 1 August 2024 – 16

Conference call and webcast

Investor Conference call and webcast on Thursday, 1 August 2024:

1.00pm Brussels / 12.00pm London / 7.00am New York

Registration details:

Webcast (listen-only mode):

AB InBev 2Q24 Results Webcast

To join by phone, please use one of the following two phone numbers:

Toll-Free: +1-877-407-8029

Toll: +1-201-689-8029

Investors	Media

Shaun Fullalove	Media Relations
E-mail: shaun.fullalove@ab-inbev.com	E-mail: media.relations@ab-inbev.com

Ekaterina Baillie
E-mail: ekaterina.baillie@ab-inbev.com

Cyrus Nentin
E-mail: cyrus.nentin@ab-inbev.com

About AB InBev

Anheuser-Busch InBev (AB InBev) is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). As a company, we dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, move our industry forward and make a meaningful impact in the world. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona®, Stella Artois® and Michelob Ultra®; multi-country brands Beck’s®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 155,000 colleagues based in nearly 50 countries worldwide. For 2023, AB InBev’s reported revenue was 59.4 billion USD (excluding JVs and associates).

ab-inbev.com	Press release – 1 August 2024 – 17

Annex 1: Segment reporting (2Q)

AB InBev Worldwide	2Q23	Scope	Currency Translation	Organic Growth	2Q24	Organic Growth
Total volumes (thousand hls)	147 583	-161	—	-1 121	146 302	-0.8%
of which AB InBev own beer	128 750	-155	—	-1 669	126 926	-1.3%
Revenue	15 120	422	-622	413	15 333	2.7%
Cost of sales	-7 019	-395	493	155	-6 766	2.2%
Gross profit	8 101	27	-128	568	8 567	7.0%
SG&A	-4 707	-283	286	-108	-4 813	-2.3%
Other operating income/(expenses)	175	12	2	-38	151	-20.8%
Normalized EBIT	3 569	-244	159	421	3 905	11.9%
Normalized EBITDA	4 909	-173	67	499	5 302	10.2%
Normalized EBITDA margin	32.5%				34.6%	236	bps

North America	2Q23	Scope	Currency Translation	Organic Growth	2Q24	Organic Growth
Total volumes (thousand hls)	23 542	-156	—	-747	22 639	-3.2%
Revenue	3 953	-38	-1	-51	3 864	-1.3%
Cost of sales	-1 745	22	—	117	-1 606	6.8%
Gross profit	2 208	-16	—	66	2 258	3.0%
SG&A	-1 215	4	—	110	-1 101	9.1%
Other operating income/(expenses)	10	—	—	-6	4	—
Normalized EBIT	1 003	-12	—	169	1 161	17.1%
Normalized EBITDA	1 189	-13	—	162	1 338	13.8%
Normalized EBITDA margin	30.1%				34.6%	458	bps

Middle Americas	2Q23	Scope	Currency Translation	Organic Growth	2Q24	Organic Growth
Total volumes (thousand hls)	37 893	-4	—	493	38 381	1.3%
Revenue	4 084	-7	205	240	4 522	5.9%
Cost of sales	-1 571	-6	-67	51	-1 593	3.2%
Gross profit	2 513	-13	138	292	2 929	11.7%
SG&A	-985	—	-51	-64	-1 100	-6.5%
Other operating income/(expenses)	10	6	1	-5	11	—
Normalized EBIT	1 538	-8	88	223	1 841	14.5%
Normalized EBITDA	1 916	-7	104	206	2 219	10.8%
Normalized EBITDA margin	46.9%				49.1%	215	bps

South America	2Q23	Scope	Currency Translation	Organic Growth	2Q24	Organic Growth
Total volumes (thousand hls)	35 737	—	—	232	35 969	0.6%
Revenue	2 742	463	-588	168	2 785	6.1%
Cost of sales	-1 423	-401	424	-27	-1 427	-1.9%
Gross profit	1 319	63	-164	141	1 359	10.5%
SG&A	-926	-311	285	-24	-976	-2.4%
Other operating income/(expenses)	81	4	-5	19	99	22.7%
Normalized EBIT	475	-244	115	136	482	30.2%
Normalized EBITDA	737	-172	31	154	750	21.7%
Normalized EBITDA margin	26.9%				26.9%	380	bps

ab-inbev.com	Press release – 1 August 2024 – 18

EMEA	2Q23	Scope	Currency Translation	Organic Growth	2Q24	Organic Growth
Total volumes (thousand hls)	22 884	—	—	968	23 852	4.2%
Revenue	2 248	5	-177	226	2 301	10.0%
Cost of sales	-1 207	-4	122	-89	-1 179	-7.4%
Gross profit	1 041	—	-56	137	1 122	13.1%
SG&A	-662	-6	34	-57	-691	-8.6%
Other operating income/(expenses)	47	1	—	-14	34	-28.3%
Normalized EBIT	426	-5	-22	66	465	15.6%
Normalized EBITDA	680	-5	-40	86	721	12.7%
Normalized EBITDA margin	30.3%				31.3%	73	bps

Asia Pacific	2Q23	Scope	Currency Translation	Organic Growth	2Q24	Organic Growth
Total volumes (thousand hls)	27 475	—	—	-2 076	25 399	-7.6%
Revenue	1 973	-1	-61	-163	1 749	-8.2%
Cost of sales	-927	-6	27	85	-821	9.1%
Gross profit	1 046	-7	-33	-77	928	-7.4%
SG&A	-584	-8	18	24	-549	4.1%
Other operating income/(expenses)	21	1	-1	10	30	44.7%
Normalized EBIT	483	-14	-16	-43	410	-9.2%
Normalized EBITDA	645	-15	-22	-38	570	-6.0%
Normalized EBITDA margin	32.7%				32.6%	78	bps

Global Export and Holding Companies	2Q23	Scope	Currency Translation	Organic Growth	2Q24	Organic Growth
Total volumes (thousand hls)	51	—	—	11	62	21.2%
Revenue	119	—	—	-8	112	-6.4%
Cost of sales	-147	—	-13	18	-141	12.1%
Gross profit	-27	—	-12	10	-30	37.2%
SG&A	-336	38	-1	-97	-396	-32.7%
Other operating income/(expenses)	7	—	7	-42	-28	—
Normalized EBIT	-357	38	-6	-129	-453	-40.4%
Normalized EBITDA	-257	38	-6	-70	-295	-32.1%

ab-inbev.com	Press release – 1 August 2024 – 19

Annex 2: Segment reporting (HY)

AB InBev Worldwide	HY23	Scope	Currency Translation	Organic Growth	HY24	Organic Growth
Total volumes (thousand hls)	288 131	- 320	—	-1 973	285 837	-0.7%
of which AB InBev own beer	249 810	- 304	—	-3 192	246 313	-1.3%
Revenue	29 333	1 732	-1 970	785	29 880	2.7%
Cost of sales	-13 536	-1 019	1 148	- 11	-13 419	-0.1%
Gross profit	15 796	712	- 822	774	16 461	4.9%
SG&A	-9 051	- 672	646	- 171	-9 248	-1.9%
Other operating income/(expenses)	327	11	5	-9	334	-2.7%
Normalized EBIT	7 072	51	- 170	594	7 547	8.5%
Normalized EBITDA	9 668	218	- 352	755	10 288	7.8%
Normalized EBITDA margin	33.0%				34.4%	165	bps

North America	HY23	Scope	Currency Translation	Organic Growth	HY24	Organic Growth
Total volumes (thousand hls)	47 395	- 311	—	-3 092	43 992	-6.6%
Revenue	7 926	- 75	1	- 396	7 457	-5.0%
Cost of sales	-3 420	42	- 1	228	-3 150	6.7%
Gross profit	4 506	- 32	1	- 169	4 307	-3.8%
SG&A	-2 354	21	- 1	147	-2 186	6.3%
Other operating income/(expenses)	18	—	—	-26	-8	—
Normalized EBIT	2 171	- 11	—	- 48	2 112	-2.2%
Normalized EBITDA	2 539	- 13	—	- 62	2 464	-2.5%
Normalized EBITDA margin	32.0%				33.0%	88	bps

Middle Americas	HY23	Scope	Currency Translation	Organic Growth	HY24	Organic Growth
Total volumes (thousand hls)	72 164	- 9	—	1 916	74 072	2.7%
Revenue	7 573	- 12	494	519	8 574	6.9%
Cost of sales	-2 926	- 13	- 182	- 58	-3 179	-2.0%
Gross profit	4 646	- 24	312	461	5 395	10.0%
SG&A	-1 863	4	- 122	- 84	-2 065	-4.5%
Other operating income/(expenses)	8	13	2	—	23	—
Normalized EBIT	2 792	- 8	192	377	3 353	13.5%
Normalized EBITDA	3 494	—	237	374	4 105	10.7%
Normalized EBITDA margin	46.1%				47.9%	166	bps

South America	HY23	Scope	Currency Translation	Organic Growth	HY24	Organic Growth
Total volumes (thousand hls)	76 023	—	—	292	76 315	0.4%
Revenue	5 849	1 813	-1 971	327	6 018	5.6%
Cost of sales	-2 949	-1 031	1 026	- 59	-3 013	-2.0%
Gross profit	2 900	782	- 944	267	3 005	9.1%
SG&A	-1 804	- 721	663	- 55	-1 917	-2.9%
Other operating income/(expenses)	171	-5	9	40	215	23.1%
Normalized EBIT	1 268	57	- 273	252	1 304	20.5%
Normalized EBITDA	1 766	220	- 449	298	1 834	17.3%
Normalized EBITDA margin	30.2%				30.5%	326	bps

ab-inbev.com	Press release – 1 August 2024 – 20

EMEA	HY23	Scope	Currency Translation	Organic Growth	HY24	Organic Growth
Total volumes (thousand hls)	42 842	—	—	2 040	44 882	4.8%
Revenue	4 070	6	-372	524	4 228	12.8%
Cost of sales	-2 210	-6	249	-247	-2 215	-11.2%
Gross profit	1 860	1	-123	276	2 014	14.9%
SG&A	-1 307	-7	70	-61	-1 305	-4.7%
Other operating income/(expenses)	83	1	-3	-2	79	-2.6%
Normalized EBIT	635	-5	-56	213	787	33.8%
Normalized EBITDA	1 142	-5	-95	248	1 290	21.8%
Normalized EBITDA margin	28.1%				30.5%	221	bps

Asia Pacific	HY23	Scope	Currency Translation	Organic Growth	HY24	Organic Growth
Total volumes (thousand hls)	49 589	—	—	-3 145	46 444	-6.3%
Revenue	3 679	-1	-123	-171	3 383	-4.6%
Cost of sales	-1 750	-13	55	124	-1 583	7.0%
Gross profit	1 929	-14	-68	-47	1 800	-2.5%
SG&A	-1 033	-8	35	12	-994	1.2%
Other operating income/(expenses)	53	1	-2	4	56	8.0%
Normalized EBIT	949	-21	-36	-31	861	-3.3%
Normalized EBITDA	1 273	-22	-47	-17	1 186	-1.4%
Normalized EBITDA margin	34.6%				35.0%	116	bps

Global Export and Holding Companies	HY23	Scope	Currency Translation	Organic Growth	HY24	Organic Growth
Total volumes (thousand hls)	117	—	—	15	132	12.5%
Revenue	236	—	1	-16	221	-6.9%
Cost of sales	-281	—	—	2	-279	0.7%
Gross profit	-45	—	1	-14	-59	—
SG&A	-692	38	2	-129	-781	-19.7%
Other operating income/(expenses)	-6	—	—	-25	-31	—
Normalized EBIT	-742	38	2	-168	-870	-23.9%
Normalized EBITDA	-545	38	3	-86	-590	-16.9%

ab-inbev.com	Press release – 1 August 2024 – 21

Annex 3: Consolidated statement of financial position

Million US dollar	30 June 2024	31 December 2023
ASSETS
Non-current assets
Property, plant and equipment	25 086	26 818
Goodwill	113 451	117 043
Intangible assets	40 703	41 286
Investments in associates	4 865	4 872
Investment securities	185	178
Deferred tax assets	2 771	2 935
Pensions and similar obligations	12	12
Income tax receivables	749	844
Derivatives	184	44
Trade and other receivables	1 687	1 941
Total non-current assets	189 694	195 973
Current assets
Investment securities	252	67
Inventories	5 567	5 583
Income tax receivables	611	822
Derivatives	448	505
Trade and other receivables	6 705	6 024
Cash and cash equivalents	7 392	10 332
Assets classified as held for sale	51	34
Total current assets	21 026	23 367
Total assets	210 720	219 340
EQUITY AND LIABILITIES
Equity
Issued capital	1 736	1 736
Share premium	17 620	17 620
Reserves	15 617	20 276
Retained earnings	43 543	42 215
Equity attributable to equity holders of AB InBev	78 517	81 848
Non-controlling interests	10 725	10 828
Total equity	89 241	92 676
Non-current liabilities
Interest-bearing loans and borrowings	75 944	74 163
Pensions and similar obligations	1 495	1 673
Deferred tax liabilities	11 761	11 874
Income tax payables	408	589
Derivatives	55	151
Trade and other payables	880	738
Provisions	368	320
Total non-current liabilities	90 912	89 508
Current liabilities
Bank overdrafts	17	17
Interest-bearing loans and borrowings	2 240	3 987
Income tax payables	1 144	1 583
Derivatives	5 223	5 318
Trade and other payables	21 708	25 981
Provisions	235	269
Total current liabilities	30 566	37 156
Total equity and liabilities	210 720	219 340

ab-inbev.com	Press release – 1 August 2024 – 22

Annex 4: Consolidated statement of cash flows

For the six-month period ended 30 June
Million US dollar	2024	2023
OPERATING ACTIVITIES
Profit of the period	3 236	2 655
Depreciation, amortization and impairment	2 741	2 595
Net finance cost/(income)	2 887	3 223
Equity-settled share-based payment expense	315	286
Income tax expense	1 546	1 192
Other non-cash items	339	321
Share of result of associates	-241	-105
Cash flow from operating activities before changes in working capital and use of provisions	10 824	10 167
Decrease/(increase) in trade and other receivables	-1 154	-1 325
Decrease/(increase) in inventories	-325	-228
Increase/(decrease) in trade and other payables	-2 691	-3 062
Pension contributions and use of provisions	-251	-192
Cash generated from operations	6 403	5 360
Interest paid	-2 001	-2 322
Interest received	303	512
Dividends received	123	43
Income tax paid	-2 260	-1 996
Cash flow from/(used in) operating activities	2 568	1 597
INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	-1 735	-2 107
Proceeds from sale of property, plant and equipment and of intangible assets	52	44
Sale/(acquisition) of subsidiaries, net of cash disposed/ acquired of	-19	-8
Proceeds from sale/(acquisition) of other assets	-29	-18
Cash flow from/(used in) investing activities	-1 732	-2 089
FINANCING ACTIVITIES
Proceeds from borrowings	5 466	181
Repayments of borrowings	-4 342	-26
Dividends paid	-2 142	-1 923
Share buyback	-838	—
Payment of lease liabilities	-406	-359
Derivative financial instruments	-172	-360
Sale/(acquisition) of non-controlling interests	-414	-3
Other financing cash flows	-465	-305
Cash flow from/(used in) financing activities	-3 313	-2 795
Net increase/(decrease) in cash and cash equivalents	-2 476	-3 287
Cash and cash equivalents less bank overdrafts at beginning of year	10 314	9 890
Effect of exchange rate fluctuations	-463	191
Cash and cash equivalents less bank overdrafts at end of period	7 375	6 794

ab-inbev.com	Press release – 1 August 2024 – 23